UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2020, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On August 6, 2020, the Company issued a press release announcing the filing of its financial results for the three and six months ended June 30, 2020 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on August 6, 2020, the Company issued a press release announcing updated information on the Company’s pipeline program, Amilo-5Mer. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The Company has made available a corporate presentation with respect to Amilo-5Mer on its website. A copy of the corporate presentation is furnished as Exhibit 99.3 and incorporated by reference herein.

 This Form 6-K, the text under the heading “Recent Clinical & Scientific Developments” and “Financial Summary - Second Quarter 2020 vs. Second Quarter 2019” in Exhibit 99.1, and paragraphs one through ten and paragraph thirteen of the press release in Exhibit 99.2 are incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	As of June 30, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	$5,553	$15,931
Restricted Cash	113	112
Short-term deposits	27,406	27,938
Marketable debt securities	30,470	31,622
Other receivable	669	827
Total current assets	64,211	76,430

Right of use assets	481	538
Property and equipment, net	157	171
Total non-current assets	638	709

Total assets	$64,849	$77,139

Liabilities and stockholders' equity

Current liabilities
Trade payables	$3,876	$5,999
Other payables	838	935
Total current liabilities	4,714	6,934

Non-current liabilities
Lease obligation	$251	$352
Total non-current liabilities	251	352

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 21,153,166 shares as of June 30, 2020; 21,139,385 shares as of December 31, 2019	58	58
Additional paid-in capital	177,853	176,696
Accumulated other comprehensive gain	498	35
Accumulated deficit	(118,525)	(106,936)
Total stockholders' equity	59,884	69,853

Total liabilities and stockholders' equity	$64,849	$77,139

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Research and development expenses	4,971	3,494	10,521	6,763

General and administrative expenses	845	1,207	1,757	1,978

Total operating expenses	5,816	4,701	12,278	8,741

Financial income, net	290	532	689	1,080

Net loss	$5,526	$4,169	$11,589	$7,661

Basic and diluted net loss per share	$0.26	$0.20	$0.55	$0.36

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	21,153,166	21,120,085	21,152,003	21,102,306

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss (Unaudited)
U.S. Dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net loss	$5,526	$4,169	$11,589	$7,661

Other comprehensive loss:
Net unrealized gain on available for sale securities	(725)	(16)	(463)	(52)

Comprehensive loss	$4,801	$4,153	$11,126	$7,609

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Ordinary shares			Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount		capital	loss	Deficit	Total
Balance - December 31, 2018	21,018,919	$58		$174,322	$(11)	$(86,475)	$87,894
Stock-based compensation	-	-		416	-	-	416
Exercise of options and restricted stock units	94,147	(*	)	74	-	-	74
Unrealized gain from marketable debt securities	-	-		-	36	-	36
Net loss	-	-		-	-	(3,492)	(3,492)
Balance - March 31, 2019	21,113,066	$58		$174,812	$25	$(89,967)	$84,928
Stock-based compensation	-	-		591	-	-	591
Exercise of options and restricted stock units	8,271	(*	)	21	-	-	21
Unrealized gain from marketable debt securities	-	-		-	16	-	16
Net loss	-	-		-	-	(4,169)	(4,169)
Balance - June 30, 2019	21,121,337	$58		$175,424	$41	$(94,136)	$81,387

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2019	21,139,385	$58	$176,696	$35	$(106,936)	$69,853
Stock based compensation	-	-	515	-	-	515
Exercise of options and restricted stock units	13,781	-	61	-	-	61
Unrealized loss from marketable debt securities	-	-	-	(262)	-	(262)
Net loss	-	-	-	-	(6,063)	(6,063)
Balance - March 31, 2020	21,153,166	$58	$177,272	$(227)	$(112,999)	$64,104
Stock-based compensation	-	-	581	-	-	581
Unrealized gain from marketable debt securities	-	-	-	725	-	725
Net loss	-	-	-	-	(5,526)	(5,526)
Balance - June 30, 2020	21,153,166	$58	$177,853	$498	$118,525	$59,884

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows (Unaudited)
U.S. Dollars in thousands

	Six months ended June 31,
	2020	2019
Cash flow from operating activities

Net loss	$(11,589)	$(7,661)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	19	18
Stock-based compensation expense	1,096	1,007
Amortization of premium (discount) on marketable debt securities	16	(215)
Interest income from short-term deposits	(268)	(71)
Gain from realization of marketable debt securities	(10)	(9)
Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable	158	(487)
Decrease in trade payables	(2,123)	764
Decrease in other accounts payable	(141)	(349)
Net cash used in operating activities	(12,842)	(7,003)

Cash flow from investing activities
Purchase of property and equipment	(5)	(4)
Investment in available for sale securities	(26,979)	(68,717)
Investment in short term deposits	(4,000)	(9,000)
Maturity of short term deposits	4,800	-
Consideration from sale of available for sale securities	28,588	86,248
Net cash provided by investing activities	2,404	8,527

Cash flow from financing activities
Proceeds from exercise of options	61	95
Net cash provided in financing activities	61	95

Increase (decrease) in cash and cash equivalents and restricted cash	(10,377)	1,619
Cash and cash equivalents and restricted cash at the beginning of the period	16,043	24,159
Cash and cash equivalents and restricted cash at the end of the period	$5,666	$25,778

Supplemental disclosure of cash flow information:
Cash received from interest	$317	$1,057

Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$35	679

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was liquidated during the first quarter of 2019. The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

These unaudited interim consolidated financial statements have been prepared as of June 30, 2020 and for the three and six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 12, 2020 (the "Annual Report"). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s interim most recent annual financial statements in connection with its Annual Report on Form 20-F.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments”, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The adoption of the standard did not have a material effect on the Company’s interim consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

Note 3 - Stockholders' Equity

1.	During the six months ended June 30, 2020, former employees exercised options into 11,000 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $61 thousand.

2.	During the six months ended June 30, 2020, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 2,781 ordinary shares of the Company, NIS 0.01 par value per share.

3.	In March 2020, the Company granted options to purchase 67,500 ordinary shares of the Company to several employees. The options are exercisable at $4.21 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million.

4.	On May 15, 2020, the Company amended and restated the Sales Agreement dated December 22, 2017 between the Company and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for the Company’s “at the market offering” program (the “A&R Sales Agreement”). Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, the Company may offer and sell $31.9 million of its ordinary shares. During July 2020, the Company sold 136,300 ordinary shares under the A&R Sales Agreement for total net proceeds of approximately $0.8 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol, or for any other pre-clinical or clinical trials;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	the impact of the coronavirus outbreak on our operations;

•	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol or any other product candidate;

•	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

•	third-party payor reimbursement for Aramchol or any other product candidate;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol or any other product candidate by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 12, 2020 and in our Report on Form 6-K filed with the SEC on May 14, 2020 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and plan to initiate a first in human study by the fourth quarter of 2020.

Impact of COVID-19 on our Operations

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus and there is a general unease opening of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, we temporarily halted the screening of new patients for the ARMOR Study and temporarily suspended the opening of new trial sites. We continue to monitor the local situation closely in the U.S. and other countries around the world and have begun to resume activity on a country by country, state by state and site by site basis. Accordingly, we have lifted some of the constraints in the U.S. in states identified as “green states” allowing individual investigators to determine whether it is safe to resume screening activities and recruitment and we have opened sites in eight additional countries, including Korea, Turkey, Belgium, France, Spain, Canada, Mexico and Chile. We have also been using the time to advance the opening of new sites so that they are ready for activation when screening and randomization will be possible. To help mitigate cost overrun, we previously took several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and reducing directors’ cash fees by 50% for the first half of 2020.

It is still too early to assess the full impact of the coronavirus outbreak on the ARMOR Study, but our current assessment is that by the fourth quarter of 2020, we should be able to resume recruitment in most of our sites however, as previously disclosed, we expect that we will not complete enrollment of the ARMOR Study in our original timeframe. Accordingly, we expect to complete enrollment for the first part of the study in the fourth quarter of 2021 and report top-line results for the first part of the study by the second half of 2023. The rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study as discussed above and our Amilo-5Mer program, is difficult to predict and subject to change and the extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact of a second and any further wave of COVID-19 and the actions that may be required to contain the coronavirus or treat its impact.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At June 30, 2020, we had current assets of $64.2 million, which includes cash and cash equivalents of $5.6 million, short-term deposits of $27.4 million, marketable debt securities of $30.5 million and restricted cash of $0.1 million. This compares with current assets of $76.4 million at December 31, 2019, which includes cash and cash equivalents of $15.9 million, short-term deposits of $27.9 million, marketable debt securities of $31.6 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of the coronavirus outbreak, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's development, our future research and development expenses will depend on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels upon resumption of randomization of patients in the ARMOR Study and continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation. At this time, we do not anticipate that the effects of the COVID-19 pandemic will materially affect our general and administrative expense.

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three and six months ended June 30, 2020 as compared to the three and six months ended June 30, 2019.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	4,971	3,494	10,521	6,763
General and administrative expenses	845	1,207	1,757	1,978
Total operating expenses	5,816	4,701	12,278	8,741
Financial income, net	(290)	(532)	(689)	(1,080)
Net loss	5,526	4,169	11,589	7,661
Other comprehensive income:	(725)	(16)	(463)	(52)
Comprehensive loss	4,801	4,153	11,126	7,609
Basic and diluted net loss per share	$0.26	$0.20	$0.55	$0.36

Research and Development Expenses

Our research and development expenses amounted to approximately $5.0 million and approximately $10.5 million during the three and six months ended June 30, 2020, respectively, representing an increase of approximately $1.5 million, or 43%, and approximately $3.7 million, or 54%, respectively, compared to approximately $3.5 million and approximately $6.8 million for the comparable period in 2019.

The increase during the three months ended June 30, 2020 primarily resulted from an increase in CMC and formulation expenses in the amount of approximately $1.6 million in connection with the manufacturing of Aramchol API to support the ARMOR Study and the development of Aramchol Meglumine.

The increase during the six months ended June 30, 2020 primarily resulted from an increase in clinical study expenses and drug development expenses in an amount of approximately $1.8 million and $1.3 million, respectively. The increase in clinical trial expenses is in connection with our ongoing ARMOR Study while the increase in drug development expenses relates to CMC and formulation expenses in connection with the manufacturing of Aramchol API to support the ARMOR Study and the development of Aramchol Meglumine.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.8 million and approximately $1.8 million during the three and six months ended June 30, 2020, respectively, representing a decrease of approximately $0.4 million, or 33%, and approximately $0.2 million, or 10%, to approximately $1.2 million and approximately $2.0 million for the comparable period in 2019.

The decrease during the three and six months ended June 30, 2020 primarily resulted from a decrease in professional services and as well a decrease in business development and investor relations related expenses, as compared to such expenses for the comparable period in 2019.

Operating Loss

As a result of the foregoing, for the three and six months ended June 30, 2020, our operating loss was approximately $5.8 million and approximately $12.3 million, respectively, representing an increase of $1.1 million, or 23%, and an increase of $3.6 million, or 41%, respectively, as compared to approximately $4.7 million and approximately $8.7 million for the comparable period in 2019.

Financial Income, Net

Our financial income amounted to approximately $0.3 million and approximately $0.7 million during the three and six months ended June 30, 2020, respectively, representing a decrease of approximately $0.2 million, or 40%, and approximately $0.4 million, or 36%, respectively, compared to $0.5 million and $1.1 million for the comparable period in 2019.

The decrease during the three and six months ended June 30, 2020 primarily resulted from a decrease in interest income from marketable debt securities and short-term deposits, as compared to such income for the comparable period in 2019.

During the three and six months ended June 30, 2020, we recorded unrealized gains of approximately $0.7 million, and approximately $0.5 million, respectively, as a result of change in the market value of its marketable debt securities, as compared to approximately $0.02 million, and approximately 0.05 million, respectively for the comparable period in 2019.

Net Loss

As a result of the foregoing, for the three and six months ended June 30, 2020, our net loss was approximately $5.5 million and approximately $11.6 million, respectively, representing an increase of $1.3 million, or 31%, and an increase of $3.9 million, or 51%, respectively, as compared to approximately $4.2 million and approximately $7.7 million for the comparable period in 2019.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of June 30, 2020, we had an accumulated deficit of approximately $118.5 million and positive working capital (current assets less current liabilities) of approximately $59.5 million. We expect that operating losses will continue for the foreseeable future.

As of June 30, 2020, we had cash and cash equivalents of approximately $5.6 million, restricted cash of approximately $0.1 million, short-term deposits of approximately 27.4 million, and marketable debt securities of approximately $30.5 million invested in accordance with our investment policy, totaling approximately $63.5 million, as compared to approximately $15.9 million, $0.1 million, $27.9 million and $31.6 million as of December 31, 2019, respectively, totaling approximately $75.6 million. The decrease is mainly attributable to our $12.8 million negative cash flow from operating expenses during the six months ended June 30, 2020.

We had negative cash flow from operating activities of approximately $12.8 million for the six months ended June 30, 2020, as compared to negative cash flow from operating activities of approximately $7.0 million for the six months ended June 30, 2019. The negative cash flow from operating activities for the six months ended June 30, 2020 is mainly attributable to our net loss of approximately $11.6 million.

We had positive cash flow from investing activities of approximately $2.4 million for the six months ended June 30, 2020, as compared to a positive cash flow from investing activities of approximately $8.5 million for the six months ended June 30, 2019. The positive cash flow from investing activities for the six months ended June 30, 2020 was primarily due to the net sale of marketable debt securities.

We had positive cash flow from financing activities of approximately $0.1 million for the six months ended June 30, 2020, as compared to a positive cash flow from financing activities of approximately $0.1 million for the six months ended June 30, 2019. The positive cash flow from financing activities for the six months ended June 30, 2020 was due to proceeds from exercise of options.

On May 15, 2020, we amended and restated the Sales Agreement dated December 22, 2017 between us and Stifel, Nicolaus & Company, Incorporated to include Cantor Fitzgerald & Co. as an additional sales agent for our “at the market offering” program, or the A&R Sales Agreement. Pursuant to a prospectus supplement filed with the SEC on May 15, 2020, we may offer and sell $31.9 million of our ordinary shares. During July 2020, we sold 136,300 ordinary shares under the A&R Sales Agreement for total net proceeds of approximately $0.8 million. As a result, we had approximately $31.1 million remaining available for future sales under the A&R Sales Agreement.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K.

The timing and degree of our future capital requirements will depend on many other factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the impact of coronavirus on our operations;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidtate;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any product candidate or any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate; and

•	market conditions.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from private or public debt or equity financings or by out-licensing applications of Aramchol. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. Specifically, the COVID-19 pandemic has significantly disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of Aramchol or any other product candidate. This may raise substantial doubts about the Company’s ability to continue as a going concern. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Our business is subject to various risks, including those described in Item 3D of our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no material changes from the risk factors disclosed in Item 3D of our Annual Report on Form 20-F and our Report on Form 6-K filed with the SEC on May 14, 2020, except for the additional risk factors set forth below.

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we have implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. Many of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, we temporarily halted the screening of new patients, for the ARMOR Study and temporarily suspend the opening of new trial sites. We continue to monitor the local situation closely in the U.S. and other countries around the world and have begun to resume activity on a country by country, state by state and site by site basis. Accordingly, we have lifted some of the constraints in the U.S. in states identified as “green states” allowing individual investigators to determine whether it is safe to resume screening activities and recruitment and have opened sites in eight additional countries, including Korea, Turkey, Belgium, France, Spain, Canada, Mexico and Chile. We have also been using the time to advance the opening of new sites so that they are ready for activation when screening and randomization will be possible. To help mitigate cost overrun, we previously took several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and reducing directors’ cash fees by 50% for the first half of 2020.

It is still too early to assess the full impact of the coronavirus outbreak on the ARMOR Study, but our current assessment is that by the fourth quarter of 2020 we should be able to resume recruitment in most of our sites however, as previously disclosed, we expect that we will not complete enrollment of the ARMOR Study in our original timeframe. Accordingly, we expect to complete enrollment for the first part of the study in the fourth quarter of 2021 and report top-line results for the first part of the study by the second half of 2023. The rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of a second and any further wave of COVID-19. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study as discussed above and our Amilo-5Mer program, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;

•	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;

•	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption of, or delays in receiving, supplies of Aramchol from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

•	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruptions or delays in the operations of the FDA, EMA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA or other regulatory authorities with respect to regulatory submissions;

•	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies; and

•	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may continue to severely impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the coronavirus outbreak may also have the effect of heightening many of the other risks described in this Form 6-K, in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019 and our Form 6-K filed with the SEC on May 14, 2020.

Our Amilo-5Mer program is being conducted under a research and option agreement with Yissum, the tech transfer company of the Hebrew University. If we decide to further develop Amilo-5Mer beyond our planned first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement with Yissum. If we are unable to enter into a definitive license agreement, we would not have the ability to continue the development and potential commercialization of Amilo-5Mer.

We are party to a research and option agreement with Yissum with respect to our Amilo-5Mer program. Under this agreement, we are able to research and initially develop Amilo-5Mer, are required to fund the initial research and have been granted an exclusive option to negotiate and enter into a definitive license agreement with Yissum for Amilo-5Mer upon certain pre-agreed upon terms and such other terms to be agreed upon. If we elect to continue development of Amilo-5Mer beyond the currently contemplated first-in-human Phase I study, we plan to exercise our option to negotiate and enter into a definitive license agreement. If we exercise our option to enter into any definitive license agreement with Yissum, there can be no assurance that we will agree upon terms with Yissum or that it will be on terms favorable to us. If we do not enter into a definitive license agreement, then then we will not have the ability to continue the development and potential commercialization of Amilo-5Mer.

Even if we enter into a definitive license agreement, we will be subject to various additional obligations, including obligations with respect to funding, development and commercialization activities, and payment obligations upon entering into the definitive license agreement and achievement of certain milestones and royalties on product sales. Furthermore, if the definitive license agreement is terminated or breached, we may:

▪	lose our rights to research, develop or commercialize Amilo-5Mer;

▪	not be able to secure patent or trade secret protection for Amilo-5Mer;

▪	experience significant delays in the development or commercialization of Amilo-5Mer or may have to cease development entirely;

▪	incur liability for damages.

Additionally, even if not terminated or breached, our intellectual property licenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations. If we experience any of the foregoing, it could have a materially adverse effect on our business.

Furthermore, due to its early stage of development, Amilo-5Mer will require significant additional research, development, manufacturing, preclinical and clinical testing, marketing authorization, and commitment of significant additional resources prior to any commercialization. These activities will require significant cash for which we will need to raise additional capital. In addition, Amilo-5Mer is prone to the risks of failure inherent in pharmaceutical product development, including the possibility that Amilo-5Mer will not be shown to be sufficiently safe and effective for approval by regulatory authorities.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 6, 2020

99.2	Press Release, dated August 6, 2020

99.3	Amilo-5Mer Corporate Presentation

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 6, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer